Exhibit 1

Rio de Janeiro, October 17, 2016.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM)

Attn.:   Mr. Fernando Soares Vieira

            Superintendent of Corporate Relations

            Mr. Guilherme Rocha Lopes

            Director of Corporate Monitoring – 2

c/c: emissores@bvmf.com.br

Re: Official Letter No. 363/2016/CVM/SEP/GEA-2

Dear Sirs,

In reference to Official Letter No. 363/2016/CVM/SEP/GEA-2 (“Official Letter”), copy hereto attached, which requests that Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) provide clarifications in connection with an article published in Jornal Valor Econômico on October 14, 2016, the Company hereby clarifies as follows:

Oi informs that the R$11 billion amount allotted to the debt with the National Agency for Telecommunications (Agência Nacional de Telecomunicações—Anatel) disclosed in Oi’s Judicial Reorganization corresponds to the fines imposed by Anatel that are still contested by the Company in the administrative sphere or fines that are being legally contested, in addition to fines that were subject to a Terms of Conduct Adjustment Agreement (Termo de Ajustamento de Conduta—TAC), which was deliberated by the Directing Board of Anatel but has not been signed.

The difference between the amount stated by the Company in the judicial reorganization and the R$ 20.2 billion amount presented by Anatel in a Press Release dated October 13, 2016 and mentioned in the news article, refers to tax debts (that, pursuant to Law No. 11,101/05 (“Law No. 11,101”), are not subject to judicial reorganization), contractual liens and other illiquid disciplinary procedures that were not included in the judicial reorganization because they did not yet have the fines applied, which is also why there is has not been a final determination of the amount of fines at this time. In the aforementioned Press Release, even Anatel informs that the calculated amounts result from “estimated fines in ongoing proceedings,” confirming that these amounts still are not quantifiable and exact. Pursuant to Law No. 11,101, actions involving unquantifiable claims are not suspended by a decision granting a judicial reorganization proceeding, but rather adjudicated in the court of origin until the value of the claim is calculated, and only after the credit becomes liquid may the respective amount be included in the appropriate class within the list of creditors.

Although Anatel has publicly presented such information in its Press Release, such fact is not sufficient to provide claims in favor of Anatel with respect to the Company.

The Company clarifies that, in this phase of the Oi Companies’ Judicial Reorganization, it is natural that creditors, such as Anatel, present their calculations of claims included in the list of creditors prepared in the context of judicial reorganization which amounts differ from those included in the list.

Finally, the Company informs that the Judicial Administrator will prepare a new list of creditors, based on the diverging amounts presented (and qualification of the same), which will reflect its understanding of the nature of the Anatel claims. It estimates that this list will be disclosed in mid-December, 2016, observing the time frame established in Article 7, paragraph 2 of Law No. 11,101.

Oi reiterates its commitment to maintain its shareholders and the market informed with respect to the subject matter discussed herein and is at the disposal of the Brazilian Securities and Exchange Commission for further clarifications.

Sincerely

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

Official Letter No. 363/2016/CVM/SEP/GEA-2

Rio de Janeiro, October 14, 2016.

To:
Mr. RICARDO MALAVAZI MARTINS
Investor Relations Officer
OI S.A.
Rua Humberto de Campos, 425, Leblon
22430-190 − Rio de Janeiro − RJ
Tel: (21) 3131-2918 / Fax: (21) 3131-1383
E-mail: INVEST@OI.NET.BR

cc:  emissores@bvmf.com.br

Subject: Request for clarifications.

            Dear Sir,

1.         We report the news published in the newspaper Valor Economico, dated October 14, 2016, with the title “Anatel has 20 billion receivable from Oi,” which contains the following information:

“The National Telecommunications Agency (Agência Nacional de Telecomunicações—ANATEL) presented last night the calculation of claims to be received from Oi, which filed for judicial reorganization in June. In a notice, the agency informs that it will receive a sum of R$20.2 billion related to administrative fines (R$14.6 billion), tax credits (R$4.5 billion) and other debts (R$1.08 billion).

This week, Valor Pro, the real-time information service provider of Valor, predicted that the company’s debt with the agency would exceed the approximately R$13 billion previously reported. Oi’s judicial reorganization proceeding is the largest ever recorded in the country and involves a total debt of $65 billion.

In yesterday’s statement, ANATEL also informed that it has requested that the Court exclude it from the list of creditors that are holding negotiations with the operator within the judicial reorganization proceeding. “According to the understanding of its Attorney, agency claims are not subject to the same negotiation criteria as the remaining debt of other creditors and therefore should not be included in the judicial reorganization plan,” it said upon mention of the legal jurisdiction of the regulatory agency.

ANATEL acknowledged that the values calculated “differ” from those Oi presented when formulating its request for judicial reorganization. At the time, the operator indicated that the historical value owed would be approximately R$10 billion, potentially reaching the current level of R$13 billion.

Another important consideration by ANATEL indicates that the estimated and presented value of the fines refer to only those that can be included in the Terms of Conduct Adjustment (Termos de Ajuste de Conduta—TACs) Agreements. In these negotiations, carried out directly with the agency, Oi can trade the value of the fines for investments.

Currently, the TACs are suspended by the Court of Auditors (Tribunal de Contas da União—TCU). The court conditioned the company’s release from the agreements on the decision of the Court conducting the judicial reorganization proceeding.

ANATEL did not indicate the value of the fines that are judicially held, via the Attorney General’s Office (Advocacia Geral da União—AGU). In this case, the regulating body explained that these sanctions are not subject to TAC and will be are added to the legal fees for the registration of the outstanding debt claims (10% of the principal) and the filing of tax liens (20% of the principal).”.

2.         With respect to the above, we request your response as to the veracity of the information contained in the news article and, if confirmed, an explanation for why this matter was not disclosed in a Material Fact, pursuant to the terms of CVM Instruction No. 358/2002.

3.         Such statement should include a copy of this Official Letter and be sent to the IPE System, category: “Notice to the Market,” type: “Clarifications about CVM/BOVESPA Consultations.”

4.         We highlight that, under the terms of Article 3 of CVM Instruction No. 358/02, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchanges and the over-the-counter market entities in which the company’s securities are admitted for trading, any material act or fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading. We also remind you of the obligation in the sole paragraph of Article 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market.

5.         We also remind you of the obligation in the sole paragraph of Article 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market.

6.         Furthermore, under the sole paragraph of Article 6 of CVM Instruction No. 358/02, it is up to the controlling shareholders or directors, director or though the Investor Relations Officer, to immediately disclose the act or material fact, in the event that the information gets out of control or if there is an atypical fluctuation in the price or trading volume of a public company or its related entities’ securities.

7.         As ordered by the Superintendent of Corporate Relations (Superintendência de Relações com Empresas—SEP), please note that, in exercise of its statutory duties and, based on subparagraph II of Article 9 of Law 6,385/1976 and Art. 7 c/c Article 9 of CVM Instruction No. 452/2007, punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance with the requirements in this notice, within the period of 1 (one) business day.

Sincerely,

Document electronically signed by Guilherme Rocha Lopes, Manager, on 10/14/2016, at 2:04 p.m., pursuant to section 1(III)(b), of Law 11,419/2006.